Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com
May 20, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Resources Development Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 6, 2011
File No. 333-171727

Dear Mr. Schwall:

On behalf of China Resources Development Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 18, 2011, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 5 to the Registration Statement (“Amendment No. 5”), a copy of which has been marked with the changes from Amendment No. 4 to the Registration Statement filed on May 2, 2011.  We are also delivering three (3) courtesy copies of such marked Amendment No. 5 to Sirimal R. Mukerjee.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 4 to Registration Statement on Form S-1

Certain Transactions, page 95

1.
We note your disclosure stating that you repurchased 718,750 ordinary shares from your initial shareholders for an aggregate of $0.01 in May 2011. Please tell us how you accounted for the acquisition of these shares. Specifically, please tell us how you considered the purchase price of $0.01 compared to the fair value of the shares acquired as of the repurchase date.

Securities and Exchange Commission

May 20, 2011

The May 2011 repurchases described above were made in connection with the decision by the Company and the underwriters to reduce the size of the offering from $75,000,000 to $50,000,000.  Such repurchases were made solely to maintain the Company’s initial shareholders’ ownership interest in the Company’s ordinary shares at 20%.  Each initial shareholder contributed its pro rata portion of the aggregate 718,750 shares that were repurchased by the Company based on the total number of shares each shareholder held at the time.  Accordingly, although such shares will be returned to treasury and immediately thereafter cancelled by the Company, no real fair value analysis was performed because such transactions were not meant to be real equity transactions.  Furthermore, the per share repurchase price of the 718,750 shares was significantly below the original per share purchase price so that no real consideration was transferred from the Company to the initial shareholders – consideration was given for the shares solely due to requirements of Cayman Islands corporate law requiring shares to be repurchased for consideration rather than allowing them to simply be contributed back to capital of the Company for no consideration (as is typical in United States companies in these types of situations).

Experts, page 122

2.	We note the new document filed as exhibit 99.3. Please revise this section to name your Special Chinese Counsel and to describe briefly those matters upon which it opined and provided its expertise.

We have revised the disclosure on page 123 of the Registration Statement as requested.

Note 6 – Subsequent Events, page F-11

3.
Name the Managing Member, explain the purpose of the transfer to him of the referenced shares, and quantify the consideration Mr. Lee received for the shares. Clarify whether the “transfer” to Mr. Ambruz of these shares was in any way related to the advisory fee he has received or will receive. Also state explicitly whether Mr. Ambruz had begun service or agreed to serve as a director at the time of the transfer. Expand the related disclosure in footnote 6 at page 92 to quantify how many shares Mr. Ambruz and GSPL sold to the registrant and to specify precisely when any such sales took place.

We have revised the disclosure on page F-11 of the Registration Statement as requested.

Securities and Exchange Commission

May 20, 2011

As discussed above in response to comment 1, the Company repurchased an aggregate of 718,750 ordinary shares from its initial shareholders for an aggregate of $0.01 in connection with the decision to reduce the size of the offering from $75,000,000 to $50,000,000.  Such repurchase was made solely to maintain the Company’s initial shareholders’ ownership interest in the Company’s ordinary shares at 20%.  Each initial shareholder, including Global Strategic Partners Limited (“GSPL”), contributed its pro rata portion of the aggregate 718,750 shares that were repurchased by the Company based on the total number of shares each shareholder held at the time.  We therefore do not believe that such information is necessary to be included in footnote 6 on page 92 of the Registration Statement as GSPL simply contributed its pro rata share back to the Company.  However, we have included disclosure on pages 5 and 95 of the Registration Statement to clarify the foregoing.

Exhibits and Financial Statement Schedules, page II-2

4.
For each exhibit, rather than indicating that it was “previously filed,” identify precisely when and with what amendment it was filed. Also, remember to allow time for your response to staff comment once you file as exhibits the final versions of the documents you previously have provided only in preliminary form. For example, we note your responses to prior comments 3 and 4 from our letter to you dated May 2, 2011.

We have revised the disclosure on pages II-2 and II-3 of the Registration Statement to clarify when and with what amendment to the Registration Statement each exhibit was filed.  The second part of the Staff’s comment is duly noted.

Exhibit 5.1

5.	Please obtain and file a new or revised legality opinion which addresses each of the following comments.

We have revised the legality opinion to address each of the Staff’s comments set forth below as requested.

We have revised the form of legality opinion to address each of the Staff’s comments set forth below as requested.  As previously indicated, we will file a final amendment to the Registration Statement prior to having the same declared effective in order to include a signed copy of such revised legality opinion.

6.
To the extent that the opinion specifies the date, it should reference a good standing certificate as close as possible in time to the date of the signed opinion. It also should not include the phrase “as at the certificate date” in the first numbered opinion paragraph.

Securities and Exchange Commission

May 20, 2011

The signed legality opinion will reference a good standing certificate as close as possible in time to the date of such signed opinion as requested.  Additionally, the phrase “as at the certificate date” has been moved within the first numbered opinion to indicate such phrase only relates to the good standing status of the Company described in such numbered opinion.

7.
The revised legality opinion should eliminate the newly added assumptions (f), (g), (h), and (i). Instead, counsel should render a clean opinion on each required item without such assumptions. For example, it must provide a binding obligation opinion under applicable law with respect to the units. If counsel believes that the units should be treated as shares of capital stock under applicable law, it may opine whether the units will, when sold, be fully paid and non-assessable.

With respect to assumption (f), Conyers Dill & Pearman (“Conyers”) believes such assumption is necessary as members of such firm were not physically present to witness the directors of the Company execute the resolutions.  Accordingly, Conyers has not revised the form of legality opinion with respect to the comment on this assumption.

With respect to assumptions (g), (h) and (i), Conyers has removed such assumptions as requested.

8.	The fourth numbered paragraph, including its reference to the “Securities Documents,” requires further clarification.

Conyers has revised the fourth numbered paragraph of the legality opinion as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Robin Lee